[redacted]

Neopenda Quarterly Update - Q4 2024

[redacted]

Hi [redacted],

Sounds good thank you! I've really enjoyed the interactions we've been having so far and I'm excited you're looking to join Neopenda as an investor - that means a great deal to me & the team. Happy to share more about what went into the cap increase- are you free to chat briefly about it before you make your decision? The $16M cap is pretty set as we've already brought in almost $1M on these terms so deviating from this would likely cause significant disruption with our other investors.

I'd love to find a way for you to be closely engaged in Neopenda and were wondering if you might consider being the Lead Investor for our upcoming Community Round on Wefunder? I think your profile and insights on our industry and Neopenda would send a really strong signal to prospective investors and help position us for a strong raise.
As our Lead Investor, you'd be part face of the campaign together with Tess and I, and Wefunder is a great platform for showcasing your profile to their 1M+ members (many of them founders & investors in the Medtech space).

Don't worry, it won't be a lot of work on your part. All Wefunder asks is that you provide them a brief background snippet on yourself and an endorsement of what excited you about Neopenda - we're happy to help provide a draft for your review if you'd like. Besides that, once the round closes, you get to direct the votes on behalf of all the investors that have invested in our Community Round - meaning that when there is an (infrequent) shareholder vote, we'd be looking for your counsel on this.

Could this be of interest to you? As an example, here's the campaign page for RISE Robotics where, if you scroll down, you can see that 'Walter A. Winshall' is the syndicate lead and it shows his background and endorsement of RISE.

Happy to jump on a call and discuss, but let me know your thoughts!

Thanks in advance,
Sona

[redacted]

[Quoted text hidden]